March 2021 Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services Q4’20 & Full Year 2020 Results Conference Exhibit 99.2

Safe Harbor Notice This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors, including the potential impact of COVID-19. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC. 2

Agenda Welcome Q4’20 & 2020 Operating Results S.J. Cheng Q4’20 & 2020 Financial Results Silvia Su Q1’21 Business Outlook S.J. Cheng Q&A

Q4’20 & 2020 Operating Results

Revenue: Q4’20: NT$6,310.3M (QoQ +11.0%, YoY +13.3%) new quarterly record high 2020: NT$23,011.4M (YoY +13.1%) Gross Margin: Q4’20: 24.4% (QoQ: +5.1ppts, YoY: +1.7ppts) 2020: 21.9% (YoY: +2.6ppts) Revenue & Gross Margin 5

Utilization Rate


Testing
Assembly
LCD Driver
Bumping
Overall
100%
90%
80%
70%
60%
50%
Q4'20: 78%
Q3'20: 75%
Q4'19: 77%
Q4'20: 97%
Q3'20: 80%
Q4'19: 81%
Q4'20: 80%
Q3'20: 76%
Q4'19: 70%
Q4'20: 86%
Q3'20: 85%
Q4'19: 75%
Q4'20: 85%
Q3'20: 79%
Q4'19: 76%
75%
70%
75%
74%
76%
79%
76%
79%
85%
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20

6

ChipMOS

Q4’20 Revenue Breakdown Product Segment Manufacturing Site

Revenue Breakdown － Memory 8 Q4’20: 41.9% (QoQ: +10.2%, YoY: +11.6%)

Revenue Breakdown － DDIC + Gold Bump 9 Q4’20: 49.6% (QoQ: +11.7%, YoY: +19.9%)

Revenue Breakdown － Application 10 DDIC & Gold bump Memory & Mixed-signal Smart Mobile 37% TV 16% Computing 12% Auto/Industrial 12% Consumer 23% Smart phone Wearable Content Performance of Q4’20 UHD/4K TV 8K TV OLED TV NB/Tablet PC / server SSD In-car infotainment ADAS / sensor industrial PC Game Smart speaker DSC, STB TWS

Q4’20 & 2020 Financial Results

Consolidated Operating Results Summary

Consolidated Statements of Comprehensive Income Note(1) : QoQ: Difference mainly due to the increase of the share of loss of associates accounted for using equity method of NT$49M and foreign exchange loss of NT$47M. YoY: Difference mainly due to the increase of the share of loss of associates accounted for using equity method of NT$44M.

Consolidated Statements of Comprehensive Income Note(1): Difference mainly due to the decrease of the gain on disposal of investment accounted for using equity method of NT$982M and the increase of foreign exchange loss of NT$200M.

Consolidated Statements of Financial Position & Key Indices

Consolidated Statements of Cash Flows Note(1): Difference mainly due to the increase of the operating profit of NT$1,109M and the decrease of the CapEx of NT$763M.

Capital Expenditures & Depreciation

- CapEX:
  - Q4'20: NT$1,760.1M; 2020: NT$4,133.6M
- Depreciation:
  - Q4'20: NT$1,059.8M; 2020: NT$4,175.5M



CapEX (MNTD)
Testing
Assembly
LCD Driver
Bumping
Depreciation
5,000
4,000
3,000
2,000
1,000
0
2016
2017
2018
2019
2020
3,089.9
2,899.3
3,376.6
3,731.9
4,175.5
29.2%
55.6%
55.2%
62.9%
19.5%
51.9%
Bumping 3.9%
Testing 10.0%
Assembly 25.7%
LCD Driver 60.4%
Q4'20 CapEX 1,760.1 MNTD

17

ChipMOS

Q1’21 Business Outlook

Semiconductor market continues with component shortages impacting most end markets Strong demand with capacity constraints supports higher prices Capacity being added strategically, with ChipMOS customers seeking to lock-in capacity over a longer timeframe Memory: Increased assembly price to reflect cost increases and tight capacity DRAM: Demand likely to gain vs Q4’20 with customers re-stocking Flash: Anticipate bolstered momentum continuing DDIC: 2nd 5~10% price increase expected in Q1’21 Mid/Large panel (NB/Tablet/TV): Gaining more allocation share Small panel (Smart phone): Continued strong TDDI demand Market & Business Outlook

Q&A https://www.chipmos.com